January 6, 2005


VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

         Re:  Medivisor, Inc.
              Registration Statement on Form SB-2
              Originally filed on January 8, 2005
              File No. 333-122105

Ladies and Gentlemen:

         Pursuant to Rule 477(a) under the General Rules and Regulations under the Securities Act of 1933, as amended (the "Securities Act"), please consider this correspondence as an application to the United States Securities and Exchange Commission (the "Commission") for an order permitting Medivisor, Inc. (the "Registrant") to withdraw the Registration Statement on Form SB-2 filed by the Registrant on January 8, 2005. No securities were sold in connection with the Registration Statement. We request this withdrawal because the Registrant has elected not to pursue the registration of the securities included therein at this time.

         The Registrant further requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use in accordance with Rule 457(p) of the Securities Act.

         Accordingly, the Registrant hereby respectfully requests that, in accordance with the provisions of Rule 477(a) under the Securities Act, an Order granting the withdrawal of the Registration Statement be issued by the Commission as soon as practicable.

         If you have any questions or comments regarding the foregoing application for withdrawal, please contact David B. Stocker, Esq. at 602-852-5445. Please provide a copy of the Order consenting to this withdrawal to Mr. Stocker by facsimile at 602-852-5446. Thank you for your assistance.


                                       Sincerely,


                                       /s/ Candido Luzzi
                                       ------------------------------------
                                       Candido Luzzi
                                       Chief Executive Officer